UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2020

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

Condensed Interim Consolidated Financial Statements

for the Three-Month Period ended June 30, 2020

1.	Overview of Business Results

NEC has revised its operating segments from the fiscal year ending March 31, 2021. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to NEC’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees.) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amount of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

In addition, as the provisional accounting treatment for KMD Holding ApS (“KMD”) acquired in the fiscal year ended March 31, 2019 is settled during the 2nd quarter of the fiscal year ended March 31, 2020, the corresponding figures in the fiscal year ended March 31, 2020 have been retrospectively adjusted.

(1) Overview of Operating Results

The world economy and the Japanese economy both deteriorated significantly during the first quarter of the current consolidated period due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (“COVID-19”).

Under this business environment, the NEC Group recorded consolidated revenue of 587.7 billion JPY for the three-month period ended June 30, 2020, a decrease of 66.1 billion JPY (10.1%) year-on-year. This decrease was mainly due to decreased revenue in the Enterprise business, the Global business and the Public Solutions business.

Regarding profitability, operating profit (loss) worsened by 13.7 billion JPY year-on-year, to an operating loss of 10.3 billion JPY, mainly due to decreased revenue, despite improvement in selling, general and administrative expenses from the efficiency on expenditure, in addition to improvement in other operating income from gain on sales of subsidiaries. Adjusted operating profit (loss) worsened by 13.4 billion JPY year-on-year, to an adjusted operating loss of 5.8 billion JPY.

Profit (loss) before income taxes was a loss of 9.6 billion JPY, a year-on-year worsening of 13.4 billion JPY, mainly due to worsened operating profit (loss).

Net profit (loss) attributable to owners of the parent was a loss of 5.0 billion JPY, a worsening of 8.3 billion JPY year-on-year. This was primarily due to worsened profit (loss) before income taxes. Adjusted net profit (loss) attributable to owners of the parent worsened by 8.1 billion JPY year-on-year, to an adjusted net loss attributable to owners of the parent of 2.3 billion JPY.

Segment results are as follows, revenue by segment is revenue from external customers.

a.	Public Solutions Business

In the Public Solutions business, revenue was 74.8 billion JPY, a decrease of 12.4 billion JPY (-14.2%) year-on-year, mainly due to decreased sales in sectors that include public and healthcare, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 2.9 billion JPY year-on-year, to an adjusted operating loss of 3.3 billion JPY, mainly due to decreased sales.

b.	Public Infrastructure Business

In the Public Infrastructure business, revenue was 122.7 billion JPY, a decrease of 7.8 billion JPY (-6.0%) year-on-year, mainly due to decreased sales in sectors that include aerospace and defense, as well as decreased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 5.7 billion JPY year-on-year, to an adjusted operating profit of 1.8 billion JPY, mainly due to decreased profit at consolidated subsidiaries.

c.	Enterprise Business

In the Enterprise business, revenue was 115.0 billion JPY, a decrease of 22.6 billion JPY (-16.4%) year-on-year, mainly due to sales of large-scale projects for the retail, service and finance industries declining from the same period of the previous year, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 5.6 billion JPY year-on-year, to an adjusted operating profit of 2.7 billion JPY, mainly due to decreased sales.

d.	Network Services Business

In the Network Services business, revenue was 99.0 billion JPY, an increase of 4.2 billion JPY (+4.5%) year-on-year, mainly due to increased sales at consolidated subsidiaries.

Adjusted operating profit (loss) worsened by 2.0 billion JPY year-on-year, to an adjusted operating loss of 2.1 billion JPY, mainly due to growing 5G investment, despite increased sales.

e.	Global Business

In the Global business, revenue was 97.0 billion JPY, a decrease of 17.2 billion JPY (-15.1%) year-on-year, mainly due to decreased sales in the display and wireless backhaul, in addition to the termination of part of KMD’s business, which was expected from the time of its acquisition, despite increased sales of submarine systems.

Adjusted operating profit (loss) worsened by 2.5 billion JPY year-on-year, to an adjusted operating loss of 3.0 billion JPY, mainly due to decreased sales.

f.	Others

In the Others, revenue was 79.1 billion JPY, a decrease of 10.3 billion JPY (-11.6%) year-on-year.

Adjusted operating profit (loss) worsened by 0.6 billion JPY year-on-year, to an adjusted operating profit of 4.3 billion JPY.

Total assets were 2,969.7 billion JPY as of June 30, 2020, a decrease of 153.6 billion JPY as compared with the end of the previous fiscal year. Current assets as of June 30, 2020 decreased by 180.6 billion JPY compared with the end of the previous fiscal year to 1,518.3 billion JPY, mainly due to the collection of trade and other receivables, despite increased inventories. Non-current assets as of June 30, 2020 increased by 27.0 billion JPY compared with the end of the previous fiscal year to 1,451.4 billion JPY. This was mainly due to an increase in other financial assets resulting from the rising market value of equity securities.

Total liabilities as of June 30, 2020 decreased by 151.3 billion JPY compared with the end of the previous fiscal year to 1,857.5 billion JPY. This was mainly due to a decrease in trade and other payables from the payment of materials cost and a decrease in accruals from bonus payments. The balance of interest-bearing debt amounted to 663.1 billion JPY, a decrease of 12.3 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of June 30, 2020 was 0.73 (an improvement of 0.01 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of June 30, 2020, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 257.5 billion JPY, a decrease of 58.6 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of June 30, 2020 was 0.28 (an improvement of 0.07 points as compared with the end of the previous fiscal year).

Total equity was 1,112.2 billion JPY as of June 30, 2020, a decrease of 2.3 billion JPY as compared with the end of the previous fiscal year, mainly due to the payment of dividends and recognition of net loss for the three-month period ended June 30, 2020, despite an increase in other components of equity resulting from the rising market value of equity securities.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of June 30, 2020 was 912.3 billion JPY, and the ratio of equity attributable to owners of the parent was 30.7% (an improvement of 1.6 points as compared with the end of the previous fiscal year).

(2) Overview of Cash Flows

Net cash inflows from operating activities for the three-month period ended June 30, 2020 were 98.9 billion JPY, remaining almost flat year-on-year, mainly due to improved working capital and worsened profit (loss) before income taxes.

Net cash outflows from investing activities for the three-month period ended June 30, 2020 were 14.7 billion JPY, remaining almost flat year-on-year.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the three-month period ended June 30, 2020 totaled a cash inflow of 84.2 billion JPY, remaining almost flat year-on-year.

Net cash flows from financing activities for the three-month period ended June 30, 2020 totaled a cash outflow of 39.7 billion JPY, mainly due to redemption of bonds, dividends paid and repayments of lease liabilities, despite issuance of bonds.

As a result, cash and cash equivalents as of June 30, 2020 amounted to 405.6 billion JPY, an increase of 46.3 billion JPY as compared with the end of the previous fiscal year.

2.	Condensed Interim Consolidated Financial Statements for the Three-Month Period Ended June 30, 2020

(1) Condensed Interim Consolidated Statements of Financial Position as of March 31 and June 30, 2020

	JPY (millions)
	Notes	March 31, 2020	June 30, 2020
Assets
Current assets
Cash and cash equivalents	12	359,252	405,552
Trade and other receivables	12	737,484	441,610
Contract assets		247,625	254,691
Inventories		199,326	240,140
Other financial assets	12	5,584	5,278
Other current assets		108,436	136,604

Subtotal		1,657,707	1,483,875
Assets held for sale	6	41,210	34,408

Total current assets		1,698,917	1,518,283
Non-current assets
Property, plant and equipment, net		558,077	565,279
Goodwill		182,334	183,933
Intangible assets, net		199,093	198,376
Investments accounted for using the equity method		74,092	73,974
Other financial assets	12	219,326	242,873
Deferred tax assets		165,183	161,883
Other non-current assets		26,232	25,057

Total non-current assets		1,424,337	1,451,375

Total assets		3,123,254	2,969,658

	JPY (millions)
	Notes	March 31, 2020	June 30, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	12	460,881	371,226
Contract liabilities		195,152	214,724
Bonds and borrowings	12	154,992	95,286
Accruals	12	191,440	148,101
Lease liabilities		47,085	49,249
Other financial liabilities	12	14,995	17,072
Accrued income taxes		12,624	7,355
Provisions		59,412	56,027
Other current liabilities		55,153	49,379

Subtotal		1,191,734	1,008,419

Liabilities directly associated with assets held for sale	6	30,133	24,411

Total current liabilities		1,221,867	1,032,830
Non-current liabilities
Bonds and borrowings	12	364,828	409,718
Lease liabilities		108,514	108,844
Other financial liabilities	12	42,402	34,596
Net defined benefit liabilities		224,469	227,737
Provisions		12,369	11,106
Other non-current liabilities		34,282	32,622

Total non-current liabilities		786,864	824,623

Total liabilities		2,008,731	1,857,453
Equity
Share capital		397,199	397,199
Share premium		139,735	139,734
Retained earnings		436,361	420,966
Treasury shares		(4,157)	(4,751)
Other components of equity	7	(58,464)	(40,805)

Total equity attributable to owners of the parent		910,674	912,343
Non-controlling interests		203,849	199,862

Total equity		1,114,523	1,112,205

Total liabilities and equity		3,123,254	2,969,658

See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Profit or Loss and Comprehensive Income for the Three-Month Period Ended June 30, 2019 and 2020

Condensed Interim Consolidated Statements of Profit or Loss for the Three-Month Period Ended June 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Revenue	9	653,855	587,729
Cost of sales		473,083	437,811

Gross profit		180,772	149,918
Selling, general and administrative expenses		175,612	169,790
Other operating income (expenses)		(1,778)	9,598

Operating profit (loss)		3,382	(10,274)
Finance income	10	3,280	2,872
Finance costs	10	4,191	2,666
Share of profit of entities accounted for using the equity method		1,274	452

Profit (loss) before income taxes		3,745	(9,616)
Income taxes		1,153	(3,236)

Net profit (loss)		2,592	(6,380)

Net profit (loss) attributable to:
Owners of the parent		3,265	(5,002)
Non-controlling interests		(673)	(1,378)

Total		2,592	(6,380)

Earnings per share attributable to owners of the parent:
Basic earnings per share (JPY)	11	12.57	(19.27)
Diluted earnings per share (JPY)	11	12.57	(19.27)

See accompanying notes to condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Comprehensive Income for the Three-Month Period Ended June 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Net profit (loss)		2,592	(6,380)
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		(6,827)	15,326
Remeasurements of defined benefit plans		—	—
Share of other comprehensive income of entities accounted for using the equity method		(22)	306

Total items that will not be reclassified to profit or loss		(6,849)	15,632
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(8,350)	2,884
Cash flow hedges		(8)	(33)
Share of other comprehensive income of entities accounted for using the equity method		(96)	37

Total items that may be reclassified subsequently to profit or loss		(8,454)	2,888

Total other comprehensive income, net of tax		(15,303)	18,520

Total comprehensive income		(12,711)	12,140

Total comprehensive income attributable to:
Owners of the parent		(10,553)	12,657
Non-controlling interests		(2,158)	(517)

Total		(12,711)	12,140

(3) Condensed Interim Consolidated Statements of Changes in Equity for the Three-Month Period Ended June 30, 2019 and 2020

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	3,265	—	—	3,265	(673)	2,592
Other comprehensive income		—	—	—	—	(13,818)	(13,818)	(1,485)	(15,303)

Comprehensive income		—	—	3,265	—	(13,818)	(10,553)	(2,158)	(12,711)
Purchase of treasury shares		—	—	—	(8)	—	(8)	—	(8)
Disposal of treasury shares		—	—	—	—	—	—	—	—
Cash dividends	8	—	—	(10,393)	—	—	(10,393)	(2,552)	(12,945)
Changes in interests in subsidiaries		—	(10)	—	—	—	(10)	281	271

Total transactions with owners		—	(10)	(10,393)	(8)	—	(10,411)	(2,271)	(12,682)

As of June 30, 2019		397,199	138,814	347,454	(3,555)	(41,937)	837,975	196,313	1,034,288

	JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit (loss)		—	—	(5,002)	—	—	(5,002)	(1,378)	(6,380)
Other comprehensive income		—	—	—	—	17,659	17,659	861	18,520

Comprehensive income		—	—	(5,002)	—	17,659	12,657	(517)	12,140
Purchase of treasury shares		—	—	—	(594)	—	(594)	—	(594)
Disposal of treasury shares		—	(0)	—	0	—	0	—	0
Cash dividends	8	—	—	(10,393)	—	—	(10,393)	(3,069)	(13,462)
Changes in interests in subsidiaries		—	—	—	—	—	—	(401)	(401)

Total transactions with owners		—	(0)	(10,393)	(593)	—	(10,986)	(3,470)	(14,456)

As of June 30, 2020		397,199	139,734	420,966	(4,751)	(40,805)	912,343	199,862	1,112,205

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Cash Flows for the Three-Month Period Ended June 30, 2019 and 2020

	JPY (millions)
	Notes	2019	2020
Cash flows from operating activities
Profit (loss) before income taxes		3,745	(9,616)
Depreciation and amortization		40,316	40,263
Impairment loss		1,979	99
(Decrease) in provisions		(7,760)	(5,195)
Finance income	10	(3,280)	(2,872)
Finance costs	10	4,191	2,666
Share of profit of entities accounted for using the equity method		(1,274)	(452)
Decrease in trade and other receivables		229,431	300,835
(Increase) in inventories		(57,567)	(44,720)
(Decrease) in trade and other payables		(34,828)	(85,303)
Other, net		(71,825)	(90,089)

Subtotal		103,128	105,616
Interest and dividends received		3,804	3,222
Interest paid		(2,442)	(2,386)
Income taxes paid		(4,774)	(7,551)

Net cash provided by operating activities		99,716	98,901
Cash flows from investing activities
Purchases of property, plant and equipment		(12,608)	(17,177)
Proceeds from sales of property, plant and equipment		545	1,215
Acquisitions of intangible assets		(4,575)	(3,157)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(41)	(1,311)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		6,586	499
Purchase of shares of newly consolidated subsidiaries		(1,279)	—
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		49	—
Proceeds from sales of subsidiaries		—	6,153
Proceeds from sales of investments in associates or joint ventures		3	60
Other, net		(5,256)	(1,030)

Net cash used in investing activities		(16,576)	(14,748)

	JPY (millions)
	Notes	2019	2020
Cash flows from financing activities
(Decrease) in short-term borrowings, net		(22,746)	(31,638)
Proceeds from long-term borrowings		145	10,000
Repayments of long-term borrowings		(238)	(79)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(25,000)
Repayments of lease liabilities		(13,443)	(14,107)
Dividends paid	8	(10,174)	(10,181)
Dividends paid to non-controlling interests		(2,552)	(3,059)
Other, net		2	(588)

Net cash used in financing activities		(49,006)	(39,652)

Effect of exchange rate changes on cash and cash equivalents		(2,139)	181

Net increase in cash and cash equivalents		31,995	44,682

Cash and cash equivalents, at the beginning of the period		278,314	359,252

Increase in cash and cash equivalents resulting from transfer to assets held for sale	6	3,502	1,618

Cash and cash equivalents, at the end of the period		313,811	405,552

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

1.	Reporting Entity

NEC Corporation (the “Company” or “NEC”) is a public company incorporated in Japan. NEC and its subsidiaries (collectively, the “NEC Group”) has five segments: Public Solutions business, Public Infrastructure business, Enterprise business, Network Services business, and Global business, all of which are operating segments. For further information regarding these businesses, see Note 5. “Segment Information.”

2.	Basis of Preparation

(1) Compliance with International Financial Reporting Standards

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term “IFRS” also includes International Accounting Standards (“IAS”) and the related interpretations of the Standard Interpretations Committee (“SIC”) and IFRS Interpretations Committee (“IFRIC”). The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34.

(2) Approval of Financial Statements

The condensed interim consolidated financial statements were approved by Takashi Niino, Representative Director, President and CEO, and Takayuki Morita, Representative Director, Senior Executive Vice President and CFO, on July 31, 2020.

(3) Basis of Measurement

The condensed interim consolidated financial statements have been prepared on historical cost, except for the following important items.

•	Derivatives are measured at fair value.

•	Equity instruments measured at fair value through profit or loss and equity instruments designated as measured at fair value through other comprehensive income

•	Defined benefit asset or liability are recognized using the present value of defined benefit obligations, less the fair value of plan assets.

(4) Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.

3.	Significant Accounting Policies

Significant accounting policies adopted for the three-month period ended June 30, 2020 are consistent with those applied for the previous fiscal year ended March 31, 2020. Income taxes for the three-month period ended June 30, 2020 are calculated using reasonably estimated annual effective tax rate.

4.	Use of Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions may differ from the actual results.

These estimates and underlying assumptions are reviewed by management on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The judgments, estimates and assumptions including the impact of the COVID-19 pandemic made by management in the process of applying the accounting policies that have a material impact in the condensed interim consolidated financial statements for the three-month period ended June 30, 2020 are principally consistent with those applied for the previous fiscal year ended March 31, 2020.

5.	Segment Information

(1) General information about reportable segments

The reportable segments of NEC Group are determined from operating segments that are identified in terms of similarity of products, services and markets based on business, and are the businesses for which the Company is able to obtain respective financial information separately, and the businesses are investigated periodically in order for the Board of Directors to conduct periodic investigation to determine distribution of management resources and evaluate their business results. The Company has five reportable segments, which are Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global businesses.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries in Japan.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media industry in Japan.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance industries.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, and Consulting), and Services & Management (OSS/BSS, Service Solutions) for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

OSS: Operation Support System, BSS: Business Support System

(2) Basis of measurement for reportable segment revenue and segment profit or loss

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fee and other fees.) from operating profit (loss).

Inter-segment revenues are made at amount that approximates arm’s-length prices.

(3) Segment information on revenue, profit or loss by reportable segment

Segment information on revenue, profit or loss by reportable segment for the three-month period ended June 30, 2019 and 2020, are as follows:

Three-month period ended June 30, 2019

	JPY (millions)
	Reportable segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others	Reconciling items	Consolidated total
Revenue:
External customers	87,179	130,528	137,606	94,817	114,234	564,364	89,491	—	653,855
Intersegment	2,958	853	11,380	2,057	92	17,340	2,659	(19,999)	—

Total	90,137	131,381	148,986	96,874	114,326	581,704	92,150	(19,999)	653,855

Segment profit (loss)	(341)	7,569	8,236	(110)	(570)	14,784	4,913	(12,092)	7,605

Amortization of acquisition-related intangible assets									(4,231)
M&A related expenses									8

Operating profit									3,382

Finance income									3,280
Finance costs									(4,191)
Share of profit of entities accounted for using the equity method									1,274

Profit before income taxes									3,745

Three-month period ended June 30, 2020
	JPY (millions)
	Reportable segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others	Reconciling items	Consolidated total
Revenue:
External customers	74,818	122,733	114,986	99,041	97,009	508,587	79,142	—	587,729
Intersegment	2,004	510	10,431	2,083	142	15,170	1,967	(17,137)	—

Total	76,822	123,243	125,417	101,124	97,151	523,757	81,109	(17,137)	587,729

Segment profit (loss)	(3,266)	1,825	2,651	(2,068)	(3,046)	(3,904)	4,322	(6,220)	(5,802)

Amortization of acquisition-related intangible assets									(4,472)
M&A related expenses									—

Operating profit (loss)									(10,274)

Finance income									2,872
Finance costs									(2,666)
Share of profit of entities accounted for using the equity method									452

Profit (loss) before income taxes									(9,616)

Notes:

“Others” mainly includes businesses such as business consulting and package solution services in in the three-month period ended June 30, 2019 and 2020.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 8,310 million JPY and 7,498 million JPY for the three-month period ended June 30, 2019 and 2020, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC.

(4) Information about revising reportable segments

From the first quarter of the fiscal year ending March 31, 2021, the Company’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

NEC also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility.

In connection with this revision, segment information for the three-month period ended June 30, 2019 has been reclassified to conform to the presentation of the revised segments for the fiscal year ending March 31, 2021.

(5) Geographical information

Revenues from contract with customers by country or region for the three-month period ended June 30, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Japan	484,282	438,553
North America and Latin America	40,148	27,503
Europe, Middle East, and Africa	55,910	49,655
China, East Asia, and Asia Pacific	73,515	72,018

Total	653,855	587,729

6.	Assets Held for Sale

Major components of assets held for sale and liabilities directly associated with assets held for sale as of March 31 and June 30, 2020, are as follows:

	JPY (millions)
	March 31, 2020	June 30, 2020
Cash and cash equivalents	4,161	2,543
Trade and other receivables	12,349	6,664
Inventories	16,496	19,841
Other assets	8,204	5,360

Assets held for sale	41,210	34,408

	JPY (millions)
	March 31, 2020	June 30, 2020
Trade and other payables	11,786	10,019
Other liabilities	18,347	14,392

Liabilities directly associated with assets held for sale	30,133	24,411

The assets held for sale as of March 31, 2020, consisted of groups of assets and liabilities relating to two subsidiaries, NEC Display Solutions, Ltd. and Showa Optronics Co., Ltd. NEC Display Solutions, Ltd. belongs to the “Global” segment, and the sale of its 66% share is scheduled to close by the end of 2020.

In addition, the assets and liabilities of Nippon Avionics Co., Ltd. (“Nippon Avionics”) were classified as a disposal group held for sale during the fiscal year ended March 31, 2020. NEC sold all of common shares of Nippon Avionics through a cash tender offer.

The assets held for sale as of June 30, 2020, consisted of groups of assets and liabilities relating to NEC Display Solutions, Ltd. NEC Display Solutions, Ltd. belongs to the “Global” segment, and the sale of its 66% share is scheduled to close by the end of 2020.

In addition, the assets and liabilities of Showa Optronics Co., Ltd. were classified as a disposal group held for sale during the fiscal year ended March 31, 2020. NEC sold all of shares of Showa Optronics Co., Ltd. on June 1, 2020, and Showa Optronics Co., Ltd. is no longer a subsidiary of NEC.

7.	Equity

A breakdown of other components of equity as of March 31 and June 30, 2020, is as follows:

	JPY (millions)
	March 31, 2020	June 30, 2020
Remeasurements of defined benefit plans	(35,326)	(35,326)
Exchange differences on translating foreign operations	(32,415)	(30,347)
Cash flow hedges	(609)	(609)
Equity instruments designated as measured at fair value through other comprehensive income	9,886	25,477

Total	(58,464)	(40,805)

8.	Dividends

Dividends declared for which the effective date falls in the three-month period ended June 30, 2019 and 2020, are as follows:

Three-month period ended June 30, 2019

Resolution	Board of directors on April 26, 2019
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2019
Effective date	June 3, 2019

Three-month period ended June 30, 2020

Resolution	Board of directors on May 12, 2020
Type of shares	Ordinary shares
Total dividends JPY (millions)	10,393
Source of dividends	Retained earnings
Dividends per share (JPY)	40
Record date	March 31, 2020
Effective date	June 1, 2020

9.	Revenue

Disaggregation of revenue

The NEC Group has five reportable segments: Public Solutions, Public Infrastructure, Enterprise, Network Services, and Global.

The revenue disaggregated by type of good or service and the reconciliation of the disaggregated revenue with the five reportable segments for the three-month period ended June 30, 2019 and 2020, are as follows:

Three-month period ended June 30, 2019

	JPY (millions)
	Reportable segments						Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Contracts for hardware and packaged software deployments	32,564	55,314	39,810	27,420	35,273	190,381	40,620	231,001
Contracts for services to customers (including maintenance and outsourcing)	33,521	23,535	54,108	42,621	51,726	205,511	29,327	234,838
Contracts for system integrations and equipment constructions	21,094	51,679	43,688	24,776	27,235	168,472	19,544	188,016

Total	87,179	130,528	137,606	94,817	114,234	564,364	89,491	653,855

Three-month period ended June 30, 2020
	JPY (millions)
	Reportable segments						Others	Consolidated Total
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total
Contracts for hardware and packaged software deployments	23,579	53,747	31,943	25,361	25,371	160,001	33,108	193,109
Contracts for services to customers (including maintenance and outsourcing)	27,895	22,024	48,209	46,313	39,640	184,081	27,282	211,363
Contracts for system integrations and equipment constructions	23,344	46,962	34,834	27,367	31,998	164,505	18,752	183,257

Total	74,818	122,733	114,986	99,041	97,009	508,587	79,142	587,729

The above disaggregated revenue information for the three-month period ended June 30, 2019 has been restated to conform to the current segment composition reflecting a new performance management system and a new organization structure effective April 1, 2020.

10.	Finance Income and Finance Costs

Components of finance income and finance costs for the three-month period ended June 30, 2019 and 2020, are as follows:

	JPY (millions)
	2019	2020
Finance income
Interest income	399	218
Dividend income	2,695	2,313
Foreign exchange gains, net	—	263
Other	186	78

Total	3,280	2,872

Finance costs
Interest expenses	2,377	2,183
Foreign exchange losses, net	1,357	—
Other	457	483

Total	4,191	2,666

Interest income arises from financial assets measured at amortized cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

11.	Earnings Per Share

The calculation of basic earnings per share (“EPS”) and diluted EPS has been based on the following profit (loss) attributable to ordinary shareholders of the parent company for the three-month period ended June 30, 2019 and 2020:

	JPY (millions)
	2019	2020
Net profit (loss) attributable to owners of the Parent	3,265	(5,002)
Net profit (loss) attributable to ordinary shareholders of the Parent to calculate basic EPS	3,265	(5,002)
Net profit (loss) attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares	3,265	(5,002)
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,709	259,528

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,709	259,528
Basic EPS (JPY)	12.57	(19.27)
Diluted EPS (JPY)	12.57	(19.27)

Net Profit (loss) attributable to ordinary shareholders of the Parent after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by Japan Aviation Electronics Industry, Limited, a subsidiary of the Company.

12.	Financial Instruments

Fair value measurement of financial instruments

The carrying amounts and fair values of financial assets and liabilities as of March 31 and June 30, 2020, are as follows:

	JPY (millions)
	March 31, 2020		June 30, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at amortized cost:
Bonds	199,596	200,425	209,477	210,158
Long-term borrowings	220,219	220,879	230,240	230,626

The financial instruments whose fair value is determined to be close or equal to the carrying amount are excluded from the chart above. The financial instruments regularly measured at fair value but equal to the carrying amount are also excluded from the chart above.

Basis of the fair value measurement for financial instruments

Cash and cash equivalents, trade and other receivables, trade and other payables, and accruals: The fair value is determined as equal or close to the carrying amount since they are to be settled in a short term.

The fair value of loans is measured by discounting estimated future cash flows to the present value based on an interest rate that takes into account the remaining period to the maturity date and credit risk.

Among equity instruments designated as measured at fair value through other comprehensive income, and equity instruments measured at fair value through profit or loss, the fair value of listed equity instruments is determined using a quoted market price at an exchange. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method or other appropriate valuation methods. Price book-value ratio (PBR) of a comparable company is used as a significant unobservable input in the fair value measurement of the equity securities with no active market. The fair value increases (decreases) as the PBR of a comparable company rises (declines).

Among the fair values of derivative assets and liabilities, forward exchange contracts are determined using quoted forward exchange rates at the end of the fiscal year, while interest rate swaps are calculated as the present value of the estimated future cash flows based on the interest rate at the end of the reporting period.

The fair values of short-term borrowings and long-term borrowings (current portion) are determined as the carrying amount, as the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. The fair value of long-term borrowings (excluding the current portion) is calculated as the present value of the estimated future cash flows, based on the expected interest rate at which a similar new borrowing was made.

The fair value of bonds is determined based on the quoted market price in a non-active market.

Fair value hierarchy

Hierarchy and classification used for the fair value measurement for financial assets and liabilities measured at fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices classified into Level 1 that are observable for the financial asset or liability, either directly or indirectly

Level 3: Unobservable inputs that are not based on observable market data

The NEC Group recognizes transfers between levels of the fair value hierarchy when a triggering event of the change has occurred.

Financial assets classified into Level 3 mainly consist of unquoted equity instruments. The fair value of significant unquoted equity instruments is measured by using the comparable company valuation method or other appropriate valuation methods. For the financial assets classified into Level 3, changes of unobservable inputs to reasonably possible alternative assumptions are not expected to cause significant changes in the fair value of those financial assets. Further, fair value measurements of financial assets and liabilities classified into Level 3 are reviewed and approved by the personnel responsible based on relating internal regulations.

Financial assets and liabilities measured at fair value on a recurring basis by fair value category as of March 31 and June 30, 2020, are as follows:

	JPY (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	1,578	10,531	12,109
Equity instruments designated as measured at fair value through other comprehensive income	94,273	—	72,952	167,225
Financial liabilities measured at fair value through profit or loss	—	1,058	—	1,058

	JPY (millions)
As of June 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	—	1,308	10,060	11,368
Equity instruments designated as measured at fair value through other comprehensive income	116,501	—	74,801	191,302
Financial liabilities measured at fair value through profit or loss	—	1,093	—	1,093

There were no significant financial assets or liabilities that were transferred between levels during the three-month period ended June 30, 2019 and 2020, and there were no significant changes in Level 3 assets measured at fair value on a recurring basis for the three-month period ended June 30, 2019 and 2020.

13.	Subsequent Events

Payment for the Issuance of New Shares and Disposal of Treasury Shares by Way of Third-Party Allotment

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to Nippon Telegraph and Telephone Corporation (“NTT”) by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.